UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

SEC FILE NUMBER: 000-23357 CUSIP NUMBER: 717131-10-6

                             Washington, D.C. 20549

                             Form 12b-25

NOTIFICATION OF LATE FILING

(Check One)              Form 10-K        Form 20-F        Form 11-K        Form 10-Q        Form N-SAR        Form N-CSR

For Period Ended:  June 30, 2006

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

BIOANALYTICAL SYSTEMS, INC.
Full Name of Registrant

Not Applicable
Former Name if Applicable

2701 Kent Avenue
Address of Principal Executive Office (Street and Number)

West Lafayette, IN 47906
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a)         The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        (b)         The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

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        (c)         The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

        State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        Bioanalytical Systems, Inc. (the "Company") is unable to file its Form 10-Q for the fiscal quarter ended June 30, 2006, within the prescribed time period without unreasonable effort and expense. Specifically, the Company is still in the process of providing information requested by its independent accountants to allow them to complete their review process.

PART IV - OTHER INFORMATION

        (1)         Name and telephone number of person to contact in regard to this notification

Michael R. Cox (Name)	(765) (Area Code)	463-4527 (Telephone Number)

        (2)        Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
          Yes     No

        (3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
          Yes     No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

The financial statements included in the Form 10-Q will show losses of (1,675,000) and (1,853,000) for the three and nine months period ended June 30, 2006, respectively, compared to income of $356,000 for the three months ended June 30, 2005 and a loss of (137,000) for the nine months ended June 30, 2005.

BIOANALYTICAL SYSTEMS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2006	By: /s/ Michael R. Cox Michael R. Cox VP-Finance, Chief Financial Officer and Treasurer

        INSTRUCTION:    The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

        Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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